MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2016
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 3, 2016, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and six months ended June 30, 2016. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Second Quarter 2016 Summary”, “Second Quarter 2016 Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "wish", "schedule", “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

INDEX

About IAMGOLD	2
Second Quarter 2016 Highlights	2
Second Quarter 2016 Summary	3
Outlook	5
Market Trends	6
Quarterly Updates
Operations	7
Exploration	12
Quarterly Financial Review	15
Financial Condition
Liquidity and Capital Resources	15
Market Risk	16
Shareholders’ Equity	17
Cash Flow	17
Discontinued Operations	18
Disclosure Controls and Procedures and Internal Control over Financial Reporting	18
Critical Judgments, Estimates and Assumptions	19
New Accounting Standards Issued But Not Yet Effective	19
Risks and Uncertainties	19
Non-GAAP Performance Measures	20
ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2016 HIGHLIGHTS

•	Cash, cash equivalents and restricted cash were $625.5 million at June 30, 2016.

•
Total cash costs[2] and All-in sustaining costs[2] for the second quarter 2016 were $756 per ounce produced and $1,114 per ounce sold. These include a reduction of $23 per ounce produced and $24 per ounce sold, respectively, reflecting normalization of costs and the revised ramp-up at Westwood.

•	Attributable gold production for the second quarter 2016, inclusive of joint venture operations, was 197,000 ounces, down 5,000 ounces compared to the same prior year period.

•	Gold margins for the second quarter 2016 were $513 per ounce, up $136 per ounce or 36% from the same prior year period.

•	Net cash from operating activities from continuing operations[2] for the second quarter 2016 was $71.2 million, up $39.5 million from the same prior year period.

•
Adjusted net earnings from continuing operations attributable to equity holders[2] for the second quarter 2016 was $5.9 million, up from an adjusted net loss of $30.8 million for the same prior year period.

•	During the second quarter 2016, the Company obtained additional commitments of $40 million on its revolving credit facility, for a total of $140 million.

•
On June 15, 2016, drilling results at the Monster Lake project in Quebec were released indicating a possible second zone of mineralization along the main structure. Highlights included 1.2 metres grading 20.16 g/t Au.

•
On July 5, 2016, assay results from the Boto project in Senegal were released confirming extension of mineralization with high grades below the current resource model. Highlights included 84 metres grading 4.12 g/t Au, including 22 metres grading 11.25 g/t Au.

______________________________

[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

[2]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%) which is in closure with nominal production.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

•	New gold zones discovered at the Nelligan joint venture project in Quebec with diamond drilling returning intersections up to 18.0 metres grading 3.20 g/t Au and 10.3 metres grading 4.43 g/t Au.

•
The Company intends to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by its joint venture partner to proceed and the Government of Mali’s renewal of construction and operating permits, the power agreement and fiscal terms related to the project.

SECOND QUARTER 2016 SUMMARY

FINANCIAL

•
Cash, cash equivalents and restricted cash were $625.5 million at June 30, 2016, up $77.5 million from December 31, 2015. The increase was mainly due to proceeds from the sale of gold bullion ($170.3 million), cash generated from operating activities ($122.6 million) and proceeds from the issuance of flow-through shares ($30.3 million), partially offset by spending on Property, plant and equipment and Exploration and evaluation assets ($149.4 million), repayment of the credit facility ($70.0 million) and interest paid ($21.6 million).

•
Revenues from continuing operations for the second quarter 2016 were $232.5 million, up $6.0 million or 3% from the same prior year period due to a higher realized gold price ($13.9 million) and higher sales volume at Essakane ($6.0 million), partially offset by lower sales volume at Westwood ($12.3 million) and Rosebel ($2.2 million).

•
Cost of sales from continuing operations for the second quarter 2016 was $208.1 million, down $20.7 million or 9% from the same prior year period. The decrease was the result of lower operating costs ($17.3 million), lower depreciation expense ($4.1 million), partially offset by higher royalties due to a higher realized gold price ($0.7 million). Operating costs were lower primarily as a result of lower fuel prices, reduced mining at Westwood due to on-going focus on underground development and remedial work related to the revised ramp-up, lower costs at Rosebel as a result of the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following the workforce reductions in 2015, and productivity improvement initiatives.

•
Depreciation expense for the second quarter 2016 was $62.3 million, down $4.1 million or 6% from the same prior year period primarily due to lower amortization of capitalized waste stripping at Essakane and lower carrying values at the Westwood mine, partially offset by lower reserves at Rosebel.

•
Income tax expense from continuing operations for the second quarter 2016 was $14.0 million, up $7.3 million or 109% from the same prior year period. Taxes were higher due to differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next as well as re-measurements of deferred tax assets and liabilities as result of fluctuations in foreign exchange.

•
Net loss from continuing operations attributable to equity holders for the second quarter 2016 was $12.2 million or $0.03 per share, down $7.5 million or $0.02 per share from the same prior year period. The decrease was mainly due to lower cost of sales ($20.7 million) and higher revenues ($6.0 million), partially offset by lower gains on derivatives and warrants ($7.4 million), higher income tax expense ($7.3 million), higher foreign exchange losses ($3.3 million) and higher other expenses ($2.3 million).

•
Net cash from operating activities from continuing operations[1] for the second quarter 2016 was $71.2 million, up $39.5 million or 125% from the same prior year period. The increase was mainly due to a change in the movement of non-cash working capital ($20.2 million), higher earnings after non-cash adjustments ($12.5 million) and lower net settlement of derivatives ($4.9 million).

•
Net cash from operating activities before changes in working capital from continuing operations[1] for the second quarter 2016 was $64.9 million ($0.16 per share1), up $19.3 million ($0.05 per share1) or 42% from the same prior year period.

•
Adjusted net earnings from continuing operations attributable to equity holders[1] for the second quarter 2016 was $5.9 million ($0.01 per share1), up from an adjusted net loss of $30.8 million ($0.08 per share1) for the same prior year period.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as the DART rate2) for the second quarter 2016 was 0.23, an improvement over the Company's target of 0.62 and 2015's performance of 0.67. The lower DART rate was largely attributable to the strong health and safety performance across all sites.

•
Attributable gold production, inclusive of joint venture operations, for the second quarter 2016 was 197,000 ounces, down 5,000 ounces from the same prior year period. The decrease was due to lower production at Westwood (7,000 ounces) offset by higher throughput at Rosebel (2,000 ounces).

•	Attributable gold sales, inclusive of joint venture operations, for the second quarter of 2016 were 187,000 ounces, which was lower than production of 197,000 ounces due to timing of sales.

_______________________________

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

•
Total cash costs[1] for the second quarter 2016 were $756 per ounce produced, down 7% from the same prior year period. The decrease was mainly due to lower fuel prices, the stronger U.S. dollar relative to the Euro and the Canadian dollar, the devaluation of the Surinamese dollar relative to the U.S. dollar, lower labour costs at Rosebel following the workforce reductions in 2015, and productivity improvements partially offset by lower overall production. Included in Total cash costs[1] in the second quarter 2016 was a reduction of $23 per ounce produced reflecting normalization of costs and the revised ramp-up at Westwood (June 30, 2015 - $27), and a realized derivative gain of $2 per ounce (June 30, 2015 - realized derivative loss of $44) per ounce produced.

•
All-in-sustaining costs[1] for the second quarter 2016 were $1,114 per ounce sold, up $38 per ounce from the same prior year period primarily due to an increase in sustaining capital and lower sales, partially offset by lower cash costs. Included in All-in sustaining costs[1] in the second quarter 2016 was a reduction of $24 per ounce sold reflecting normalization of costs and the revised ramp-up at Westwood (June 30, 2015 - $28), and a realized derivative gain of $2 per ounce (June 30, 2015 - realized derivative loss of $53) per ounce sold.

SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	June 30, 2016	December 31, 2015
Cash, cash equivalents and restricted cash	$625.5	$548.0
Gold bullion
at market value	$—	$143.3
at cost	$—	$97.4
Total assets	$3,311.1	$3,251.4
Long-term debt	$628.9	$628.1
Available credit facility	$140.0	$430.0

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2016	2015	2016	2015
Continuing Operations
Revenues	$232.5	$226.5	$452.2	$471.2
Cost of sales	$208.1	$228.8	$421.3	$460.5
Earnings (loss) from operations[1]	$24.4	$(2.3)	$30.9	$10.7
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$(12.2)	$(19.7)	$40.9	$(36.2)
Net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$(0.03)	$(0.05)	$0.10	$(0.09)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$5.9	$(30.8)	$(1.4)	$(60.3)
Adjusted net earnings (loss) from continuing operations attributable to equity holders per share ($/share)[1]	$0.01	$(0.08)	$—	$(0.16)
Net cash from operating activities from continuing operations[1]	$71.2	$31.7	$122.6	$61.7
Net cash from operating activities before changes in working capital from continuing operations[1]	$64.9	$45.6	$114.7	$97.6
Net cash from operating activities before changes in working capital from continuing operations ($/share)[1]	$0.16	$0.12	$0.29	$0.25
Net earnings from discontinued operations attributable to equity holders of IAMGOLD	$—	$—	$—	$40.6
Net earnings from discontinued operations attributable to equity holders of IAMGOLD ($/share)	$—	$—	$—	$0.10
Key Operating Statistics
Gold sales – attributable (000s oz)	187	195	378	403
Gold production – attributable (000s oz)	197	202	388	410
Average realized gold price[1] ($/oz)	$1,269	$1,194	$1,228	$1,208
Total cash costs[1] ($/oz)	$756	$817	$751	$832
Gold margin[1] ($/oz)	$513	$377	$477	$376
All-in sustaining costs[1] ($/oz)	$1,114	$1,076	$1,099	$1,095
________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

OUTLOOK

IAMGOLD Full Year Attributable Guidance[3]	2016
Essakane (000s oz)	365 - 375
Rosebel (000s oz)	285 - 295
Westwood (000s oz)	50 - 60
Total owner-operated production (000s oz)	700 - 730
Joint Ventures (000s oz)	70
Total attributable production (000s oz)	770 - 800

Total cash costs[1] - owner-operator ($/oz)	$775 - $815
Total cash costs[1,2] ($/oz)	$775 - $815

All-in sustaining costs[1] - owner-operator ($/oz)	$1,000 - $1,100
All-in sustaining costs[1,2] ($/oz)	$1,000 - $1,100

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

[2]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[3]
The outlook is based on 2016 full year assumptions with an average realized gold price of $1,150 per ounce, Canadian $/U.S.$ exchange rate of 1.25, U.S.$/€ exchange rate of 1.10 and average crude oil price of $63 per barrel.

GOLD PRODUCTION AND CASH COSTS
The Company maintains its 2016 attributable gold production guidance of 770,000 to 800,000 ounces, its 2016 total cash costs1 guidance of $775 to $815 per ounce and 2016 total all-in sustaining costs1 guidance of $1,000 to $1,100 per ounce.
DEPRECIATION EXPENSE
The Company maintains its 2016 depreciation guidance of $260 to $270 million, which reflects the impact of lower reserves and higher amortization of capitalized waste stripping at Rosebel, and the timing of capital additions, partially offset by higher reserves at Essakane.
INCOME TAXES
The Company expects to pay cash taxes in the range of $14 million to $22 million in 2016. Adjustments to deferred tax assets and or liabilities may also occur in the year.
CAPITAL EXPENDITURES OUTLOOK1
The Company maintains its capital expenditures guidance of $250 million ± 10% in 2016 as set out below.

($ millions)	Sustaining	Development/ Expansion (Non-sustaining)	Total
Owner-operator
Essakane	$85	$—	$85
Rosebel	50	15	65
Westwood	15	65	80
	150	80	230
Corporate and development projects	—	10	10
Total owner-operator	150	90	240
Joint Ventures[2]	5	5	10
Total (±10%)	$155	$95	$250

[1]	Capitalized borrowing costs are not included. The Company expects capitalized borrowing costs to be in the range of $20 to $25 million in 2016.

[2]	Attributable capital expenditures of Sadiola (41%).

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Gold increased more than 7% in the second quarter 2016 from its closing price in the previous quarter and approximately 25% since the beginning of 2016. The rise in gold price can be attributed to two key factors: the United Kingdom's June 23rd referendum in which the United Kingdom voted to leave the European Union, and the shift in U.S. interest rate expectations. The United Kingdom's referendum result to leave the European Union shocked capital markets and investors. The U.S. Federal Reserve signaled an interest rate policy path that contradicted earlier market expectations of rising rates. Both events amplified market volatility and uncertainty, which benefited gold as investors sought less risky, safe-haven assets. Market events and conditions will continue to have an impact on the Company’s revenues, operating costs, project development expenditures and project planning.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Average market gold price ($/oz)	$1,260	$1,192	$1,221	$1,206
Average realized gold price[1] ($/oz)	$1,269	$1,194	$1,228	$1,208
Closing market gold price ($/oz)			$1,321	$1,171

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenue is denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the Euro, and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
Both the U.K. referendum vote outcome and the shift in U.S. interest rate expectations had an impact on foreign currency and oil price movements. The Sterling Pound fell by 8% against the U.S. dollar, while the Euro fell by less than 2% against the U.S. dollar, during the quarter. The Canadian dollar remained mostly unchanged in the quarter as these events were off-set by the impact of changes in oil prices. The average prices for Brent crude oil and West Texas Intermediate ("WTI") crude oil were 34% and 35% higher, respectively, than the first quarter 2016.
In the second quarter 2016, the average exchange rates for the Canadian dollar and the Euro to the U.S. dollar were C$1.2885 and $1.1292, respectively. The Company is forecasting exposures of approximately C$149 million and €136 million for the remainder of 2016. These exposures relate to operational and capital expenditures in Canada and West Africa. The Company’s hedging strategy is designed to reduce the exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
In the second quarter 2016, the average prices of Brent and WTI crude oil were $47 and $46 per barrel, respectively. The Company expects its fuel consumption for the remainder of 2016 to be the equivalent of approximately 0.6 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is to mitigate the price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Average rates
Canadian $ / U.S.$	1.2885	1.2291	1.3303	1.2345
U.S.$ / €	1.1292	1.1068	1.1167	1.1167
Closing rates
Canadian $ / U.S.$			1.2995	1.2490
U.S.$ / €			1.1068	1.1150
Average Brent price ($/barrel)	$47	$64	$41	$59
Closing Brent price ($/barrel)			$50	$64
Average WTI price ($/barrel)	$46	$58	$40	$53
Closing WTI price ($/barrel)			$48	$59

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2016 production levels:

	Change of	Annualized impact on Total Cash Costs[1] $/oz	Annualized impact on All-in Sustaining Costs[1] $/oz
Gold price[2]	$100/oz	$5	$5
Oil price	$10/barrel	$14	$15
Canadian$ / U.S.$	$0.10	$7	$13
U.S.$ / €	$0.10	$18	$21

[1]
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.
QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Three months ended June 30,	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	89	89	$679	$802	$1,090	$1,022
Rosebel (95%)	73	71	765	864	1,051	1,104
Westwood (100%)	16	23	948	837	1,157	1,044
	178	183	738	831	1,130	1,112
Joint Ventures	19	19	926	688	970	736
Total operations	197	202	$756	$817	$1,114	$1,076
Cash costs, excluding royalties			$703	$768
Royalties			53	49
Total cash costs[1]			$756	$817
All-in sustaining costs[1]					$1,114	$1,076

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

	Gold Production (000s oz)		Total Cash Costs[1] ($ per ounce produced)		All-in Sustaining Costs[1] ($ per ounce sold)
Six months ended June 30,	2016	2015	2016	2015	2016	2015
Owner-operator
Essakane (90%)	177	178	$685	$781	$1,103	$1,004
Rosebel (95%)	141	147	766	857	1,004	1,069
Westwood (100%)	31	45	906	983	1,017	1,277
	349	370	737	836	1,120	1,123
Joint Ventures	39	40	877	794	908	832
Total operations	388	410	$751	$832	$1,099	$1,095
Cash costs, excluding royalties			$699	$783
Royalties			52	49
Total cash costs[1]			$751	$832
All-in sustaining costs[1]					$1,099	$1,095

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Owner-operator	170	176	341	363	$1,270	$1,194	$1,229	$1,208
Joint Ventures	17	19	37	40	1,258	1,193	1,224	1,209
	187	195	378	403	$1,269	$1,194	$1,228	$1,208

[1]	Includes Essakane and Rosebel at 90% and 95%, respectively.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CAPITAL EXPENDITURES1

	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Sustaining
Essakane[2,3]	$31.8	$16.0	$65.3	$29.2
Rosebel[2,4]	18.4	15.1	30.5	28.7
Westwood	3.2	5.3	6.2	15.5
Total gold segments	53.4	36.4	102.0	73.4
Corporate and other	—	0.2	—	0.3
Total capital expenditures	53.4	36.6	102.0	73.7
Joint Ventures[5]	0.6	0.7	0.9	1.1
	$54.0	$37.3	$102.9	$74.8
Development/Expansion (Non-sustaining)
Essakane	$0.2	$2.3	$0.2	$4.4
Rosebel	2.6	1.7	3.1	3.2
Westwood	23.6	11.9	42.0	21.2
Total gold segments	26.4	15.9	45.3	28.8
Corporate and other	—	—	1.5	—
Côté Gold	0.5	1.9	0.8	3.8
Total capital expenditures	26.9	17.8	47.6	32.6
Joint Ventures[5]	0.1	0.6	1.4	1.9
	$27.0	$18.4	$49.0	$34.5
Total
Essakane	$32.0	$18.3	$65.5	$33.6
Rosebel	21.0	16.8	33.6	31.9
Westwood	26.8	17.2	48.2	36.7
Total gold segments	79.8	52.3	147.3	102.2
Corporate and other	—	0.2	1.5	0.3
Côté Gold	0.5	1.9	0.8	3.8
Total capital expenditures	80.3	54.4	149.6	106.3
Joint Ventures[5]	0.7	1.3	2.3	3.0
	$81.0	$55.7	$151.9	$109.3

[1]
Capital expenditures include cash expenditures for Property, plant and equipment, Exploration and evaluation assets, finance lease payments and are net of proceeds from sale and leaseback arrangements.

[2]
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended June 30, 2016 were $28.7 million and $17.5 million, respectively (three months ended June 30, 2015 - $14.4 million and $14.3 million), and for the six months ended June 30, 2016 were $58.8 million and $29.0 million, respectively (six months ended June 30, 2015 - $26.3 million and $27.3 million).

[3]
Includes capitalized stripping at Essakane for the three and six months ended June 30, 2016 of $11.9 million and $26.0 million, respectively (three and six months ended June 30, 2015 - $6.0 million and $12.4 million, respectively).

[4]
Includes capitalized stripping at Rosebel for the three and six months ended June 30, 2016 of $3.6 million and $6.8 million, respectively (three and six months ended June 30, 2015 - $4.2 million and $8.4 million, respectively).

[5]	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	3,119	2,807	6,181	5,474
Waste mined (000s t)	8,771	9,654	18,536	19,062
Total material mined (000s t)	11,890	12,461	24,717	24,536
Strip ratio[1]	2.8	3.4	3.0	3.5
Ore milled (000s t)	2,793	2,763	5,540	5,289
Head grade (g/t)	1.24	1.23	1.23	1.28
Recovery (%)	90	91	91	91
Gold production - (000s oz)	99	99	196	198
Attributable gold production - 90% (000s oz)	89	89	177	178
Gold sales - (000s oz)	92	86	188	177

Performance measures
Average realized gold price[2] ($/oz)	$1,277	$1,192	$1,232	$1,203
All-in sustaining costs[2] ($/oz)	$1,090	$1,022	$1,103	$1,004
Cash costs[2] excluding royalties ($/oz)	$634	$761	$639	$738
Royalties ($/oz)	$45	$41	$46	$43
Total cash costs[2] ($/oz)	$679	$802	$685	$781

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2016 of 89,000 ounces, was consistent with the same prior year period due to an increase in throughput of harder rock and slightly higher grades, offset by lower recoveries resulting from higher graphite content in the ore.
Total cash costs per ounce produced were $679 in the second quarter of 2016 compared to $802 in the same prior year period. The decrease was primarily due to lower realized fuel prices, the stronger U.S. dollar relative to the Euro, and improved plant efficiency and performance, partially offset by higher consumption of fuel. Essakane continues to explore initiatives including the addition of a Solar Power Plant, to reduce fuel consumption in future years.
All-in sustaining costs per ounce sold during the second quarter 2016 were $1,090 compared to $1,022 in the same prior year period. The increase was primarily due to higher sustaining capital expenditures including an increase in capitalized waste stripping, partially offset by lower cash costs.
During the second quarter 2016, sustaining capital expenditures of $31.8 million included capitalized stripping costs of $11.9 million, mine equipment of $6.3 million, capital spares of $5.0 million, tailings construction of $2.7 million, mill equipment of $1.8 million, resource development of $0.9 million, and various other sustaining capital expenditures of $3.2 million.
The site continues to make significant progress on enhancement and optimization initiatives to improve recoveries, including installation of an intensive leach reactor and fine carbon treatment system. Construction was completed during the second quarter 2016 with testing underway.
During the second quarter 2016, Essakane entered into a settlement agreement with the Ministry of Environment of Burkina Faso to pay a fine of approximately twelve thousand U.S. dollars and has retained an independent consultant to undertake an audit of their tailings storage facility.  These measures resulted from non-compliant water samples taken late in 2015 at one of the site’s water monitoring wells.
Outlook
The Company maintains the Essakane guidance. Essakane’s attributable production in 2016 is expected to be between 365,000 and 375,000 ounces. Capital expenditures are expected to be approximately $85 million, consisting entirely of sustaining capital.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	3,070	3,295	6,753	6,836
Waste mined (000s t)	11,272	12,715	24,189	25,232
Total material mined (000s t)	14,342	16,010	30,942	32,068
Strip ratio[1]	3.7	3.9	3.6	3.7
Ore milled (000s t)	3,212	3,080	6,262	6,276
Head grade (g/t)	0.78	0.80	0.78	0.81
Recovery (%)	95	95	95	95
Gold production - (000s oz)	77	75	149	155
Attributable gold production - 95% (000s oz)	73	71	141	147
Gold sales - (000s oz)	75	77	145	159

Performance measures
Average realized gold price[2] ($/oz)	$1,264	$1,196	$1,224	$1,210
All-in sustaining costs[2] ($/oz)	$1,051	$1,104	$1,004	$1,069
Cash costs[2] excluding royalties ($/oz)	$696	$797	$699	$791
Royalties ($/oz)	$69	$67	$67	$66
Total cash costs[2] ($/oz)	$765	$864	$766	$857

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2016 was 73,000 ounces compared to 71,000 ounces in the same prior year period. The 3% increase was primarily due to higher throughput, partially offset by slightly lower grades. Despite experiencing a lower proportion of soft rock compared to the same prior year period, mill throughput increased as a result of improvements from the new flex power drive on the SAG mill.
Total cash costs per ounce produced were $765 in the second quarter 2016 compared to $864 in the same prior year period. The decrease was primarily due to lower consumption of fuel, lower fuel prices, and the devaluation of the Surinamese dollar against the U.S. dollar combined with lower labour costs following the workforce reductions in 2015.
All-in sustaining costs per ounce sold during the second quarter 2016 were $1,051 compared to $1,104 in the same prior year period primarily due to lower operating costs, partially offset by higher sustaining capital expenditures.
During the second quarter 2016, sustaining capital expenditures of $18.4 million included mine equipment of $5.7 million, capitalized waste stripping of $3.6 million, capital spares of $2.8 million, tailings storage facility construction of $2.3 million, and various other sustaining capital expenditures of $4.0 million. Non-sustaining capital expenditures of $2.6 million were primarily related to the secondary crusher.
To manage the challenges of increasing proportions of hard rock in the current year, Rosebel continued with improvement initiatives to the grinding circuit during the second quarter 2016, including introducing a modified liner design for the shell liners of the SAG mill to improve grinding performance. In addition, Rosebel continues to make progress on securing other sources of soft rock in and around its operations. The installation of a new secondary crusher is also underway, which will assist in increasing the grinding capacity of hard rock in future years. The on-going metallurgical improvements to elution, carbon management and gravity optimization continue to help reduce gold inventory in circuit. The 2015 cost saving initiatives are delivering significant sustainable benefits, especially increased loading and hauling efficiencies, as well as improved drilling performance and explosives management, despite higher costs relating to grade control.
Outlook
The Company maintains the Rosebel guidance. Rosebel’s attributable production in 2016 is expected to be between 285,000 and 295,000 ounces. Capital expenditures are expected to be approximately $65 million, comprised of $50 million of sustaining capital and $15 million of non-sustaining capital.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mine operating statistics
Ore mined (000s t)	76	99	156	217
Ore milled (000s t)	89	103	174	218
Head grade (g/t)	6.10	7.06	5.94	6.66
Recovery (%)	93	96	93	96
Gold production - (000s oz)	16	23	31	45
Gold sales - (000s oz)	16	26	34	53

Performance measures
Average realized gold price[1] ($/oz)	$1,257	$1,198	$1,227	$1,216
All-in sustaining costs[1] ($/oz)	$1,157	$1,044	$1,017	$1,277
Total cash costs[1] ($/oz)	$948	$837	$906	$983
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Gold production for the second quarter 2016 was 16,000 ounces which was lower compared to 23,000 ounces in the same prior year period.
Underground development continued throughout the second quarter 2016 to open up access to new mining areas with over 6,600 metres of lateral and vertical development. Development work is on target with lateral development averaging 75 metres per day. The rehabilitation work related to reopening the 104 mining block is progressing on schedule with the completion of three of five by-pass drifts. In addition, production from the planned mining blocks is on schedule and development of track drifts is ongoing and in accordance with the Company’s revised mine ramp-up plan.
Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter 2016 were $948 and $1,157, respectively, compared to $837 and $1,044 in the same prior year period. In accordance with International Financial Reporting Standards, the Company reduced the costs attributed to inventory for the second quarter 2016 by $4.6 million to normalize for the amount of fixed overhead on a per unit basis as a consequence of abnormally low production. The Company adjusted total cash costs for the second quarter 2016 which were reduced by $280 per ounce produced, and adjusted all-in sustaining costs which were reduced by $283 per ounce sold.
During the second quarter 2016, sustaining capital expenditures of $3.2 million included underground development of $1.4 million, underground equipment of $0.8 million, resource development of $0.6 million, and mobile and other equipment of $0.4 million. Non-sustaining capital expenditures of $23.6 million included expansion/ramp-up development of $22.2 million and mobile equipment of $1.4 million.
The Company expects to continue normalizing total cash costs and all-in sustaining costs for Westwood in 2016 on a similar basis as in 2015.
Outlook
The Company maintains the Westwood guidance. Westwood’s gold production in 2016 is expected to be between 50,000 and 60,000 ounces. Capital expenditures are expected to be approximately $80 million, consisting of $15 million in sustaining capital and $65 million in non-sustaining capital.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Mine operating statistics
Total material mined (000s t)	1,299	1,521	2,404	3,014
Ore milled (000s t)	474	511	956	982
Head grade (g/t)	1.20	1.14	1.24	1.18
Recovery (%)	94	95	95	94
Attributable gold production - (000s oz)	18	17	37	36
Attributable gold sales - (000s oz)	16	17	35	36

Performance measures
Average realized gold price[1] ($/oz)	$1,258	$1,193	$1,224	$1,209
All-in sustaining costs[1] ($/oz)	$973	$706	$893	$815
Total cash costs[1] ($/oz)	$941	$658	$864	$778

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2016 of 18,000 ounces, was consistent with the same prior year period due to higher grades being offset by lower throughput and recoveries.
Despite lower fuel and consumables prices, lower contractor costs, favourable foreign exchange rates and mill throughput improvements, total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter 2016 were 43% and 38% higher compared to the same prior year period primarily due to the drawdown of stockpiles in the second quarter 2016.
The Company expects Sadiola to continue mining and milling oxides into early 2018. The Company intends to move ahead with the Sadiola Sulphide Project by the end of the year conditional upon the timely decision by its joint venture partner to proceed and the Government of Mali’s renewal of construction and operating permits, the power agreement and fiscal terms related to the project.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine produced and sold 1,000 ounces in the second quarter 2016, compared to 2,000 ounces in the same prior year period. Stacking activity ceased in 2014 and closure activities continue. Minor gold production continues from rinsing of the leach pads.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in eight countries located in West Africa and the Americas.
In the second quarter 2016, expenditures for exploration and project studies totaled $9.9 million compared to $13.6 million in the same prior year period, of which $8.0 million was expensed and $1.9 million was capitalized. The decrease of $3.7 million reflects continued expenditure reduction initiatives and re-prioritizing of planned expenditures compared to the prior year. Drilling activities on active projects and mine sites totaled approximately 62,000 metres for the second quarter 2016.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Exploration projects - greenfield	$5.5	$5.2	$10.9	$12.6
Exploration projects - brownfield[1]	3.7	5.2	7.4	10.1
	9.2	10.4	18.3	22.7
Feasibility and other studies	0.7	3.2	1.5	5.3
	$9.9	$13.6	$19.8	$28.0

[1]
Exploration projects - brownfield for the three months ended June 30, 2016 and 2015 exclude expenditures related to Joint Ventures of $0.2 million and $nil, respectively, and includes near-mine exploration and resource development of $1.9 million and $3.6 million, respectively.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

OUTLOOK - 2016
The Company has increased its 2016 exploration expenditure guidance from $34 million to $37 million, excluding project studies. The 2016 resource development and exploration program includes approximately 170,000 to 190,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[2]	Expensed	Total
Exploration projects - greenfield	$—	$18	$18
Exploration projects - brownfield[1]	11	8	19
	11	26	37
Feasibility and other studies	10	3	13
	$21	$29	$50

[1]	Exploration projects - brownfield include planned near-mine exploration and resource development of $8 million.

[2]	The capitalized portion of the 2016 planned spending of $21 million is included in the Company's capital spending guidance of $250 million ± 10%.
CÔTÉ GOLD PROJECT, CANADA
As at December 31, 2015, reported resources included indicated resources of 289.2 million tonnes grading 0.9 g/t Au for 8.4 million ounces of gold and inferred resources of 66.9 million tonnes grading 0.6 g/t Au for 1.2 million ounces (see news release dated February 17, 2016). The Company confirms that mineral reserves have not yet been declared for the Côté Gold project.
The Company continued to advance the feasibility study by conducting permitting activities and ongoing technical studies. Study and permitting related expenditures in the second quarter 2016 totaled $0.5 million. During the reporting period, notice was received from the federal Minister of Environment and Climate Change that, after assessment by the department, the Côté Gold project is not likely to cause significant adverse environmental effects and that the project may proceed subject to the conditions listed in the assessment report and obtaining any required approvals and permits. A provincial Environmental Assessment decision by the Ontario government is expected by the end of the third quarter 2016.
Regional exploration activities continued within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2016 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
Approximately 10,200 metres of reverse circulation drilling were completed on the mine lease and surrounding concessions during the second quarter 2016. On the mine lease, drilling focused on resource expansion in an area to the southeast of the Falagountou pit. The results received to date are considered encouraging and will be incorporated into updated resource models.
On the surrounding exploration concessions, exploration activities included the completion of approximately 2,100 metres of reverse circulation drilling at the Tassiri and Gourara targets as well as continued geological mapping, geochemical sampling and trenching to evaluate and prioritize selected target areas. Results will be compiled and used to guide future drilling programs.

Rosebel, Suriname
During the second quarter 2016, in excess of 7,500 metres of diamond drilling were completed on the Rosebel mine lease and surrounding mineral concessions, including approximately 1,300 metres of exploration and 6,200 metres of resource development drilling. The program focused on evaluating near-pit expansion targets at West Paycaro and will continue to evaluate other near pit opportunities. Initial results are encouraging and will be used to guide future exploration drilling programs and update resource models where applicable.
The near mine and regional exploration programs continue to focus on evaluating potential resource expansions and exploration targets in the vicinity of existing operations and on the Sarafina Option property to support the ongoing strategic objective to discover and outline additional mineral resources within softer and near surface saprolite and transition rocks.
Westwood, Canada
During the second quarter 2016, underground excavation totaled approximately just over 19,700 metres of underground resource development diamond drilling and 770 metres of service drill holes were completed. The diamond drill program continued to focus on infill drilling to upgrade existing inferred mineral resources to the indicated mineral resource category and ongoing definition drilling of ore zones scheduled to be mined in the near term.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2016. Highlights include:

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Boto, Senegal
Effective December 31, 2015, the Boto Gold project hosts an indicated resource of 27.7 million tonnes averaging 1.8 g/t Au for 1.56 million ounces of gold and an inferred resource of 2.9 million tonnes averaging 1.3 g/t Au for 125,000 ounces (see news release dated February 17, 2016). During the second quarter 2016, the Company continued with various technical and environmental studies to advance the economic evaluation of the project.
During the quarter, approximately 4,900 metres of diamond drilling were completed at the Malikoundi deposit to target mineralization in the foot wall not completely drilled in previous campaigns, as well as test for potential higher grade extensions at depth. Subsequent to the quarter, initial assay results were reported (see news release dated July 5, 2016) which confirmed high grade mineralization below the current resource pit shell as highlighted by drill hole DBDD-2294 that intersected 84.0 metres grading 4.12 g/t Au, including 22.0 metres grading 11.25 g/t Au. Additional assay results are pending.
Pitangui, Brazil
Effective December 31, 2015, reported mineral resources at the São Sebastião deposit comprised of an inferred resource of 4.3 million tonnes grading 5.0 g/t Au for 679,000 ounces of gold (see news release dated February 17, 2016).
During the second quarter 2016, approximately 2,500 metres of diamond drilling were completed, for a total of nearly 4,750 metres completed year to date, to test targets along strike to the southeast of the São Sebastião deposit. To date, drilling has confirmed the presence of rock units similar to those hosting the main São Sebastião deposit. This is a positive indicator and confirms that the Company is exploring in a favourable sequence of rocks, which could potentially host additional mineralization.
Siribaya Joint Venture, Mali
The Siribaya exploration project ("Siribaya project") in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex"). Effective December 31, 2015, total resources estimated for the Siribaya project include indicated resources of 2.1 million tonnes grading 1.90 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.71 g/t Au for 1.1 million ounces. Of the inferred resources, the newly discovered Diakha deposit hosts 14.8 million tonnes grading 1.81 g/t Au for 863,000 ounces, accounting for 75% of the total tonnage and 79% of the contained gold within the total inferred resources at Siribaya (see news release dated February 9, 2016).
During the second quarter 2016, just over 10,800 metres of diamond and reverse circulation drilling were completed to test the Diakha deposit at depth below the current resource pit shell, as well as test for extensions along strike to the north. Subsequent to the reporting period, assay results were reported from 41 reverse circulation drill holes totaling over 6,600 metres drilled to evaluate the potential northern extension of the Diakha deposit. The results confirmed the presence of mineralization in the northern extension area highlighted by drill hole SRC16-655 which intersected 70.0 metres grading 1.55 g/t Au, including 12.0 metres grading 2.79 g/t Au (see Merrex news release dated July 6, 2016). Further assay results are pending and will be reported as they are received, validated and compiled.
Monster Lake Joint Venture, Canada
The Monster Lake project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project, should it spend a total of C$10.0 million on the project within a seven year period, beginning January 1, 2015.
The winter drilling program ended in April with a total of just over 8,100 metres from 21 diamond drill holes completed by the second quarter 2016. The program targeted the Monster Lake Shear Zone (“MLSZ”) hosting the 325-Megane zone as well as adjacent structures identified from the exploration program. Results reported during the quarter include: 1.2 metres grading 20.16 g/t Au from drill hole ML 16-171; 0.7 metres grading 9.01 g/t Au and 5.5 metres grading 2.68 g/t Au from drill hole ML 16-175, which appears to have intersected a second zone along the MLSZ structure in an area located 200 to 400 metres to the north of the 325-Megane zone (see news release dated June 15, 2016).
Exploration activities are ongoing and include geological and structural mapping, and selected geochemical and geophysical surveys in advance of a follow up diamond drilling program planned as weather conditions permit later in the year.
Nelligan Joint Venture, Canada
The Nelligan project is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. (“Vanstar”), signed on November 12, 2014, whereby the Company may earn up to an initial 50% interest in the property by completing staged cash payments totaling C$0.6 million, and the completion of C$4.0 million in exploration expenditures over a period of four and a half years. The Company can elect to earn an additional 25% to 30% undivided interest by completing pre-feasibility and feasibility studies and making additional cash payment totaling C$0.5 million.
During the second quarter 2016, assay results were reported from the 4,500 metre winter diamond drilling program (see Vanstar news releases dated April 5 and June 30, 2016). The results have confirmed the presence of several, new mineralized gold-bearing zones located north of the Liam and Dan zones. Highlights include: 35.8 metres grading 1.90 g/t Au, including 18.0 metres grading 3.20 g/t Au in drill hole NE-16-36; 23.0 metres grading 1.23 g/t Au in drill hole NE-16-37; and 10.3 meters grading 4.43 g/t Au and 27.3 meters grading 1.30 g/t Au from drill hole NE-16-44.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

The 2016 summer program has recently commenced and will involve completion of an orientation soil sampling program and geological compilation and modelling of drill results to guide preparation of further drilling campaigns.
Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company may earn up to a 70% interest in the project by completing scheduled cash payments and exploration work expenditures totaling $10.9 million over six years.
In the second quarter 2016, just over 3,600 metres of diamond drilling were completed, for a total of approximately 4,300 metres year to date, to drill test selected gold-silver vein systems highlighted from previous programs. Subsequent to the quarter, Calibre reported assay results (see Calibre news release dated July 26th, 2016) which included 5.6 metres grading 11.13 g/t Au and 13.7 g/t Ag, including 1.0 metre grading 56.96 g/t Au and 61.9 g/t Ag, from the Main Blag vein system. Further assay results will be reported by the project operator as they are received, validated and compiled.
QUARTERLY FINANCIAL REVIEW

	2016		2015				2014
($ millions, except where noted)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues from continuing operations	$232.5	$219.7	$238.2	$207.6	$226.5	$244.7	$272.5	$286.7
Net earnings (loss) from continuing operations[1,2]	$(9.2)	$52.7	$(677.5)	$(84.9)	$(20.3)	$(12.6)	$(147.8)	$(79.3)
Net earnings from discontinued operations	$—	$—	$—	$1.2	$—	$40.6	$26.7	$12.0
Net earnings (loss)	$(9.2)	$52.7	$(677.5)	$(83.7)	$(20.3)	$28.0	$(121.1)	$(67.3)
Net earnings (loss) attributable to equity holders of IAMGOLD	$(12.2)	$53.1	$(675.9)	$(83.8)	$(19.7)	$24.1	$(122.0)	$(72.5)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD per share ($/share)	$(0.03)	$0.13	$(1.73)	$(0.21)	$(0.05)	$0.06	$(0.32)	$(0.19)

[1]	In the fourth quarter 2015, Net loss from continuing operations included after-tax impairment charges of $580.0 million.

[2]
In the fourth quarter 2014, Net loss from continuing operations included an increase of $39.6 million in the asset retirement provision at closed sites and unrealized losses of $49.2 million on non-hedge derivatives.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2016, the Company had $625.5 million in cash, cash equivalents and restricted cash.
During the first quarter 2016, the Company sold 135,148 ounces of gold bullion with a weighted average acquisition cost of $721 per ounce for proceeds of $1,239 - $1,275 per ounce for a total of $170.3 million.
In March 2016, the Company issued 12.0 million flow-through common shares for total proceeds of $30.3 million. The flow-through common shares were issued to fund prescribed development expenditures in the province of Quebec.
Working capital1 as of June 30, 2016 was $759.2 million, up $57.6 million compared to December 31, 2015 due to lower current liabilities ($62.2 million) offset by lower current assets ($4.6 million).
Current assets as of June 30, 2016 were $947.3 million, down $4.6 million compared to December 31, 2015 mainly due the sale of gold bullion ($97.4 million) and lower inventories ($7.9 million), partially offset by an increase in cash, cash equivalents and restricted cash ($77.5 million) and higher receivables and other current assets ($23.4 million).

Working Capital		June 30, 2016	December 31, 2015
Working capital[1]	($ millions)	$759.2	$701.6
Current working capital ratio[2]		5.0	3.8

[1]	Working capital is defined as current assets less current liabilities.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
On February 1, 2016, the Company entered into a four-year $250 million credit facility consisting of a fully committed $100 million secured revolving credit facility and a $150 million accordion. On April 25, 2016, the Company amended its credit facility to increase its fully committed secured revolving credit facility from $100 million to $140 million. As a result of this amendment, the Company now has an accordion of $110 million. The key terms of the new facility include limitations on incremental debt, restrictions on distributions and financial covenants including Net Debt to EBITDA, Tangible Net Worth, Interest Coverage and Minimum Liquidity.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The maturity date of this credit facility is February 1, 2020. The Company was in compliance with its credit facility covenants as at June 30, 2016.
Upon entering into the $250 million credit facility described above, the Company terminated its four-year $500 million unsecured revolving credit facility. During the first quarter 2016 and prior to termination, the Company repaid the $70.0 million outstanding at the end of fiscal 2015 on the $500 million unsecured revolving credit facility.
The Company had a $75 million revolving credit facility for the issuance of letters of credit which matured on April 22, 2016. Following the expiration of the $75 million credit facility, letters of credit worth $2.5 million were issued under the Company’s revolving credit facility and $0.5 million under a separate letter of credit. In lieu of a letter of credit previously committed for the asset retirement obligation at the Doyon mine, the Company had committed restricted cash of $71.3 million at June 30, 2016.
Under the indenture governing the senior unsecured notes previously issued by the Company, if the Company makes certain asset sales, it may use an amount equal to the net proceeds to repay certain debt obligations and/or reinvest, or commit to reinvest, in the Company’s business, within 365 days after the applicable asset sale. At the end of the 365-day period, if there remains $50 million or more of the net proceeds that the Company has not used in this manner, the Company would be required to use any such excess proceeds to offer to purchase the senior unsecured notes at par in the manner described in the indenture. Regarding the use of proceeds from the disposition of certain assets, the Company reports it has kept, observed, performed and fulfilled its obligations under the indenture governing its previously-issued unsecured notes.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of June 30, 2016 were $945.2 million, and comprise primarily of contractual cash flows on senior unsecured notes, purchase obligations and capital expenditure obligations. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedge derivative contracts that are included in the summary of outstanding derivative contracts in the Financial condition - Market risk section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company early adopted IFRS 9 - Financial Instruments, as amended November 2013 ("IFRS 9 (2013)") effective April 2014 and all previously recognized impairments were reclassified to Other comprehensive income ("OCI") as an adjustment to opening components of equity as at January 1, 2014.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (INV Metals Inc. and Merrex Gold Inc.) and Joint Ventures (Sadiola and Yatela) are included in the Consolidated balance sheets as Investments in associates and joint ventures. The Company’s share of earnings (loss) from associates and joint ventures is included in the Consolidated statements of earnings as Share of net earnings (loss) from investments in associates and joint ventures, net of income taxes.
During the second quarter 2016, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairment existed. For investments in joint ventures, if the Company is made aware of significant events or transactions which were not reflected in the Company’s share of net earnings (loss) from its joint ventures, adjustments would be made to the consolidated financial statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Essakane, Rosebel, Westwood and the Corporate offices.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage, and in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

SUMMARY OF OUTSTANDING HEDGE DERIVATIVE CONTRACTS
The Company has entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros and oil equivalents.
At June 30, 2016, the Company’s outstanding hedge derivative contracts were as follows:

Contracts	2016	2017	2018
Foreign Currency
Canadian dollar contracts (millions of C$)	60	60	60
Option contracts rate range (C$/$)	1.28 - 1.38	1.30	1.30 - 1.45
Hedge ratio[1]	40%	22%	22%

Euro contracts (millions of €)	30	66	—
Option contracts rate range ($/€)	1.03 - 1.09	1.07 - 1.20	—
Hedge ratio[1]	22%	25%	—
Commodities
Brent oil contracts (thousands of barrels)	263	420	336
Option contracts with strike prices at ($/barrel)	46 - 65[2]	60[3]	60[3]
Hedge ratio[1]	75%	62%	49%

WTI oil contracts (thousands of barrels)	188	324	240
Option contracts with strike prices at ($/barrel)	40 - 58[2]	60[3]	60[3]
Hedge ratio[1]	74%	61%	49%

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign currency and commodity exposures, respectively.

[2]
The Company sold put options and purchased call options with strike prices which fall within the given range. If crude oil market prices are below the put strike price (low end of range) in 2016, the Company will incur a loss from the margin between the lower market price and the set put strike price. If crude oil prices are greater than the call strike price (high end of range) in 2016, the Company will benefit from the margin between the higher market price and the set call strike price.

[3]	The Company will purchase crude oil in 2017 and 2018 at spot prices below $60/barrel. The Company purchased call options to protect against an increase in crude oil prices above $60/barrel.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2016	August 2, 2016
Common shares	406.0	406.0
Share options	6.5	6.5
CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Net cash from (used in) per consolidated financial statements:
Operating activities	$71.2	$31.7	$122.6	$61.7
Investing activities	(87.1)	(55.7)	7.9	447.9
Financing activities	(16.2)	(23.8)	(58.6)	8.1
Effects of exchange rate fluctuation on cash and cash equivalents	(0.4)	(2.8)	1.3	(9.6)
Increase (decrease) in cash and cash equivalents	(32.5)	(50.6)	73.2	508.1
Cash and cash equivalents, beginning of the period	586.7	729.2	481.0	158.5
Cash and cash equivalents held for sale, beginning of the period	—	—	—	12.0
Cash and cash equivalents, end of the period	$554.2	$678.6	$554.2	$678.6
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2016 was $71.2 million, up $39.5 million or 125% from the same prior year period. The increase was mainly due to a change in the movement of non-cash working capital ($20.2 million), higher earnings after non-cash adjustments ($12.5 million) and lower net settlement of derivatives ($4.9 million).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

INVESTING ACTIVITIES
Net cash used in investing activities for the second quarter 2016 was $87.1 million, up $31.4 million from the same prior year period. The increase was mainly due to higher spending on Property, plant and equipment and exploration and evaluation assets including capitalized borrowing costs ($28.1 million) and higher funding of restricted cash ($2.2 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2016 was $16.2 million, down $7.6 million from the same prior year period. The decrease was mainly due to lower interest paid ($2.5 million), lower dividends paid to minority interests ($1.7 million) and lower repayment of finance lease obligations ($1.5 million).
DISCONTINUED OPERATIONS
On January 22, 2015, the Company completed the sale of Niobec. The Company received $504.1 million in cash, including working capital adjustments. The sale of Niobec included an adjacent rare earth element ("REE") deposit of which a 2% royalty on gross proceeds will be payable to the Company on any REE production.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2015 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2015 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2015 evaluation, there have been no material changes to the Company's disclosure controls and procedures .
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2015 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2016.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2015.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been  previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are  1.0 to 1.5 metre in length and RC holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards issued but not yet effective that may impact the Company, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS (LOSS) FROM OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites before adjustments for corporate costs and non-operating charges and income. This measure is the difference between IFRS reported revenues and cost of sales, which include revenues from all gold and royalties, direct costs, production related allocated costs and depreciation.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Revenues	$232.5	$226.5	$452.2	$471.2
Cost of sales	208.1	228.8	421.3	460.5
Earnings (loss) from operations	$24.4	$(2.3)	$30.9	$10.7
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2016	2015	2016	2015
Average realized gold price[1]	$1,269	$1,194	$1,228	$1,208
Total cash costs[2,3]	756	817	751	832
Gold margin	$513	$377	$477	$376

[1]	Refer to the section below.

[2]	Refer to page 23 for calculation.

[3]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

_________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2016	2015	2016	2015
Revenues	$232.5	$226.5	$452.2	$471.2
Royalty revenues	(0.1)	(0.1)	(0.2)	(0.2)
By-product credits and other revenue	(1.2)	(0.5)	(2.0)	(1.2)
Revenues - owner-operator	$231.2	$225.9	$450.0	$469.8
Sales - owner-operator (000s oz)	183	189	367	389
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,270	$1,194	$1,229	$1,208
Revenues - Joint Ventures	$22.5	$22.8	$46.3	$48.2
Sales - Joint Ventures (000s oz)	17	19	37	40
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,258	$1,193	$1,224	$1,209
Average realized gold price per ounce[1,2] ($/oz)	$1,269	$1,194	$1,228	$1,208

[1]	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gain or loss on sales of assets, unrealized non-hedge derivative gain or loss, interest expense which is unrelated to financing working capital, foreign exchange gain or loss, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

The following table provides a reconciliation of earnings from continuing operations before income taxes and non-controlling interests as per the Consolidated statements of earnings, to adjusted net earnings (loss) attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2016	2015	2016	2015
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$4.8	$(13.6)	$63.5	$(4.4)
Adjusted items:
Gain on sale of gold bullion	—	—	(72.9)	—
Changes in estimates of asset retirement obligations at closed sites	(0.4)	(4.2)	3.3	2.6
Unrealized derivative gain	(2.7)	(15.0)	(4.9)	(8.1)
Realized derivative loss	1.2	—	1.2	—
Normalization of costs at Westwood	4.6	5.4	10.7	5.4
Write-down (recovery) of assets	(1.8)	2.4	1.8	3.4
Restructuring and other charges	—	0.3	0.2	0.9
Foreign exchange (gain) loss	2.1	(1.2)	(1.0)	(2.8)
(Gain) loss on sale of assets	—	0.2	(0.1)	(42.8)
Gain on purchase of senior unsecured notes	—	—	—	(0.9)
	3.0	(12.1)	(61.7)	(42.3)
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	7.8	(25.7)	1.8	(46.7)
Income taxes	(14.0)	(6.7)	(20.0)	(28.5)
Tax adjustments	15.1	1.0	19.4	18.2
Non-controlling interests	(3.0)	0.6	(2.6)	(3.3)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$5.9	$(30.8)	$(1.4)	$(60.3)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$(0.08)	$—	$(0.16)
Including discontinued operations:
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$5.9	$(30.8)	$(1.4)	$(60.3)
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	—	—	—	40.6
Adjusted items:
Gain on disposal of discontinued operations	—	—	—	(37.8)
Adjusted net earnings (loss) including discontinued operations	$5.9	$(30.8)	$(1.4)	$(57.5)
Adjusted net earnings (loss) including discontinued operations per share ($/share)	$0.01	$(0.08)	$—	$(0.15)
Basic weighted average number of common shares outstanding (millions)	405.9	391.4	401.3	388.3
Effective adjusted tax rate (%)	(14)%	(22)%	(33)%	(22)%
After adjusting reported earnings from continuing operations for those items not considered representative of the Company's core business or indicative of future continuing operations, the Company had an adjusted net earnings from continuing operations in the second quarter 2016 of $5.9 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized hedge and non-hedge derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2016	2015	2016	2015
Continuing operations
Cost of sales[1], excluding depreciation expense	$145.8	$162.4	$297.5	$331.8
Less: cost of sales for non-gold segments[2], excluding depreciation expense	(0.2)	1.0	(0.3)	1.5
Cost of sales for gold segments, excluding depreciation expense	146.0	161.4	297.8	330.3
Adjust for:		—
By-product credit (excluded from cost of sales)	(0.3)	(0.5)	(1.0)	(1.2)
Stock movement	5.1	7.4	1.0	7.2
Realized derivative loss	(0.8)	—	(1.5)	—
Normalization of costs at Westwood	(4.6)	(5.4)	(10.7)	(5.4)
Other mining costs	(3.9)	0.3	(9.2)	0.2
Cost attributed to non-controlling interests[3]	(9.7)	(11.2)	(19.2)	(22.1)
	(14.2)	(9.4)	(40.6)	(21.3)
Total cash costs - owner-operator	$131.8	$152.0	$257.2	$309.0
Attributable gold production - owner-operator (000s oz)	178	183	349	370
Total cash costs[4,5] - owner-operator ($/oz)	$738	$831	$737	$836
Total cash costs - Joint Ventures	$17.0	$13.2	$34.0	$31.8
Attributable gold production - Joint Ventures (000s oz)	19	19	39	40
Total cash costs[4,5] - Joint Ventures ($/oz)	$926	$688	$877	$794
Total cash costs[4,5]	$148.8	$165.2	$291.2	$340.8
Total attributable gold production (000s oz)	197	202	388	410
Total cash costs[4,5] ($/oz)	$756	$817	$751	$832

[1]	As per note 27 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

[4]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[5]	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

NET CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
The Company makes reference to a non-GAAP performance measure for net cash from operating activities from continuing operations. Management believes by measuring cash flows generated from continuing operations, this non-GAAP measure provides investors with a better understanding of the cash flows of the underlying business activities.
The following table provides a reconciliation of net cash from operating activities from continuing operations.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2016	2015	2016	2015
Net cash from operating activities per consolidated interim financial statements	$71.2	$31.7	$122.6	$61.7
Less: Net cash from operating activities from discontinued operations[1]	—	—	—	2.9
Net cash from operating activities from continuing operations	$71.2	$31.7	$122.6	$58.8

[1]
Net cash from operating activities from discontinued operations relates to the Niobec mine and adjacent rare earth element deposit sold in 2015. Refer to the Company's audited annual consolidated financial statements for the year ended December 31, 2015.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL FROM CONTINUING OPERATIONS
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital from continuing operations and net cash from operating activities before changes in working capital from continuing operations per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes by excluding these items, these non-GAAP measures provide investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital from continuing operations.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2016	2015	2016	2015
Net cash from operating activities from continuing operations	$71.2	$31.7	$122.6	$58.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	0.2	(3.5)	7.1	(2.8)
Inventories and non-current ore stockpiles	10.9	19.1	(5.5)	21.9
Accounts payable and accrued liabilities	(17.4)	(1.7)	(9.5)	19.7
Net cash from operating activities before changes in working capital from continuing operations	$64.9	$45.6	$114.7	$97.6
Basic weighted average number of common shares outstanding (millions)	405.9	391.4	401.3	388.3
Net cash from operating activities before changes in working capital from continuing operations ($/share)	$0.16	$0.12	$0.29	$0.25
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016

Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2016	2015	2016	2015
Continuing operations
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$136.4	$151.4	$278.1	$309.8
Sustaining capital expenditures[1]	49.4	34.1	94.0	69.1
By-product credit, excluded from cost of sales	(0.3)	(0.5)	(1.0)	(1.2)
Corporate general and administrative costs[2]	8.3	9.3	16.4	19.0
Realized derivative loss	(0.8)	4.6	(1.4)	11.3
Environmental rehabilitation accretion and depreciation	2.7	3.1	5.8	5.7
Normalization of costs at Westwood	(4.6)	(5.4)	(10.7)	(5.4)
	$191.1	$196.6	$381.2	$408.3
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$16.7	$13.2	$33.2	$31.8
Adjustments to cost of sales[3] - Joint Ventures	0.7	0.8	1.1	1.3
	17.4	14.0	34.3	33.1
AISC[4]	$208.5	$210.6	$415.5	$441.4

Attributable gold sales - owner-operator (000s oz)	170	176	341	363
AISC - owner-operator[5] ($/oz)	$1,130	$1,112	$1,120	$1,123
AISC - owner-operator, excluding by-product credit ($/oz)	$1,131	$1,115	$1,123	$1,127
Attributable gold sales (000s oz)	187	195	378	403
AISC[4,5] ($/oz)	$1,114	$1,076	$1,099	$1,095
AISC excluding by-product credit[4,5] ($/oz)	$1,116	$1,078	$1,102	$1,098

[1]
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 27 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures at 100% basis and refer to the capital expenditures table of the MD&A on page 8 for 2016 sustaining capital expenditures at 100% basis.

2 Corporate general and administrative costs exclude depreciation expense.
3 Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.
4 Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
5 AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2016